Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2005

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Profit and Loss Accounts (unaudited)

(in thousands)

		Three months ended September 30,		Nine months ended September 30,
	Note	2004	2005	2004	2005
Turnover	3	£66,444	£58,871	£203,101	£179,674
Cost of sales		(47,345)	(37,291)	(145,286)	(116,402)

Gross profit		19,099	21,580	57,815	63,272

Distribution costs		(2,292)	(2,215)	(7,524)	(7,262)
Administrative expenses		(12,588)	(12,181)	(36,447)	(49,248)

		(14,880)	(14,396)	(43,971)	(56,510)

Operating profit		4,219	7,184	13,844	6,762
Finance charges, net		(1,353)	(7,586)	(4,754)	(22,362)

Profit/(loss) on ordinary activities before taxation		2,866	(402)	9,090	(15,600)
Taxation on profit/(loss) on ordinary activities	5	—	—	—	1,132

Profit/(loss) for the period		£2,866	£(402)	£9,090	£(14,468)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Total Recognized Gains and Losses (unaudited)

(in thousands)

		Three months ended September 30,		Nine months ended September 30,
	Note	2004	2005	2004	2005
Profit/(loss) for the period		£2,866	£(402)	£9,090	£(14,468)
Actuarial gain relating to the pension scheme		—	—	—	960
Gain on derivative instrument		—	221	—	3,311

Total recognized gains and losses relating to the period		£2,866	£(181)	£9,090	£(10,197)

Prior period adjustments:
Pensions accounting	4		—		(4,879)
Derivatives accounting	4		—		(2,398)

Total recognized gains and losses relating to the period since last annual report			£(181)		£(17,474)

Prospective application of Financial Reporting Standard 17 “Retirement Benefits” has resulted in the adjustment being posted through the Condensed Consolidated Statement of Total Recognized Gains and Losses.

The accompanying notes are an integral part of these condensed consolidated financial statements

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets (unaudited)

(in thousands)

	December 31, 2004	September 30, 2005
	(As restated— Note 4)
Fixed assets
Goodwill	£—	£—
Tangible assets	186,477	167,433
Trade investment	4	4

	186,481	167,437

Current assets
Debtors: amounts receivable in less than one year (including amounts receivable from group companies of £3,802 and £3,574, respectively)	65,138	62,884
Debtors: amounts receivable in more than one year	18,422	12,502
Investment—short term deposits	20,727	—
Cash at bank and in hand	466	34,178

	104,753	109,564
Creditors: amounts falling due within one year (including amounts owed to group companies of £5,743 and £5,023, respectively)	(94,407)	(102,373)

Net current assets	10,346	7,191

Total assets less current liabilities	196,827	174,628
Creditors: amounts falling due after more than one year	(345,911)	(339,263)
Provisions for liabilities and charges	(12,481)	(12,006)

Net liabilities	£(161,565)	£(176,641)

Capital and reserves
Called-up share capital	£101	£101
Share premium	21,895	21,895
Profit and loss account	(183,561)	(198,637)

Equity shareholder’s deficit	£(161,565)	£(176,641)

The condensed consolidated balance sheet at December 31, 2004 has been restated to reflect the adoption of Financial Reporting Standard 26 on January 1, 2005 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

		Three months ended September 30,		Nine months ended September 30,
	Note	2004	2005	2004	2005
Net cash inflow from operating activities	6	£16,985	£13,008	£40,888	£37,344
Returns on investments and servicing of finance		(1,733)	(96)	(2,517)	(12,032)
Capital expenditure		(1,764)	(2,527)	(6,497)	(7,187)

Cash inflow before management of liquid resources and financing		13,488	10,385	31,874	18,125
Management of liquid resources		(6,000)	—	16,000	20,727
Financing		(8,725)	(2,246)	(58,587)	(5,140)

(Decrease) / increase in cash		£(1,237)	£8,139	£(10,713)	£33,712

Reconciliation of Net Cash Flow to

Reduction in Net Debt

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
(Decrease) / increase in cash in the period	£(1,237)	£8,139	£(10,713)	£33,712
Cash outflow / (inflow) from increases / (decreases) in short term deposits	6,000	—	(16,000)	(20,727)
Cash outflow from repayments of loans provided by group companies	30,374	—	99,684	—
Cash inflow from loans provided by group companies	(22,021)	—	(44,013)	—
Cash outflow from deferred finance fees	—	—	—	488
Cash outflow from repayment of finance lease obligations	956	2,246	4,576	4,761

Change in net debt resulting from cash flow	14,072	10,385	33,534	18,234
Intercompany debt waiver	3,307	—	6,582	—
Foreign exchange movements on loans to group companies	(292)	—	(661)	—
Foreign exchange movements on senior secured notes	—	(2,864)	—	(9,677)
Amortization of deferred finance fees	—	(270)	—	(808)
Amortization of discount on senior secured notes	—	(77)	—	(228)
Change in deferred finance fee accrual	—	(434)	—	(434)
Changes in lease related accruals	1,747	218	955	3,009
Disposal of finance leases	1	—	1,557	—
New finance leases	(7,200)	—	(8,559)	(588)

Reduction in net debt	11,635	6,958	33,408	9,508
Net debt at beginning of period	(299,691)	(211,207)	(321,464)	(213,757)

Net debt at end of period	£(288,056)	£(204,249)	£(288,056)	£(204,249)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies, marketing these services through two channels, commercial enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing Bidco Limited (“Bidco”), a company organized under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the Company’s audited consolidated financial statements for the year ended December 31, 2004 which are located in the 2004 Annual Report to holders of the senior secured notes of our wholly owned subsidiary Global Crossing (UK) Finance Plc (“GC Finance”), except for the new accounting policies discussed below. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with applicable UK accounting standards (“UK GAAP”) have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004. Interim results are not necessarily indicative of results to be expected for the full year.

Use of estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Accounting policies adopted in the period

Pension costs

Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”) was issued in November 2000. The Company adopted the provisions of FRS 17 at January 1, 2005. Upon adoption of FRS 17, the assets of the defined benefit pension schemes are measured at their fair value at the balance sheet date and the liabilities of those Company sponsored schemes are measured using the projected unit method. The extent to which the schemes’ assets exceed/fall short of their liabilities is shown as a surplus/deficit in the balance sheet, to the extent that a surplus is recoverable by the Company or that a deficit represents an obligation of the Company.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

The following are recorded in operating profit:

•	the increase in the present value of pension scheme liabilities arising from employee service in the current period;

•	the increase in the present value of pension scheme liabilities as a result of benefit improvements, over the period during which such improvements vest; and

•	gains and losses arising on settlements/curtailments.

Included in finance charges, net are a credit in respect of the expected return on the schemes’ assets and a charge in respect of the increase during the period in the present value of the schemes’ liabilities because the benefits are one period closer to settlement. Actuarial gains and losses are recognized in the condensed consolidated statements of total recognized gains and losses.

The impact of FRS 17 is further explained in Note 4 to the unaudited condensed consolidated financial statements. Given the immateriality of the cumulative adjustments and of their individual impact on each of the relevant prior periods, and the significant cost of achieving audited financial statements which reflect a retroactive adoption of FRS 17 through restatement for the comparative years ended December 31, 2002 and 2003, the Company has not restated prior periods. The consolidated financial statements for the year ended December 31, 2005 will be prepared on the basis of International Financial Reporting Standards (“IFRS”).

Derivative Instruments

Financial Reporting Standard 26 “Financial Instruments: Measurement” (“FRS 26”) and Financial Reporting Standard 25 “Financial Instruments: Disclosure and Presentation” (“FRS 25”) were issued in December 2004. The Company has elected to apply the provisions of FRS 26 and FRS 25 at January 1, 2005. Upon adoption of FRS 26, the Company was required to record its derivative instruments at fair value as either assets or liabilities on its balance sheets. Changes in the fair values of derivative instruments that are not designated as hedges and/or any ineffective portion of hedges are required to be recognized in the Company’s condensed consolidated profit and loss accounts in the current period. Changes in the fair values of the derivative instruments used effectively as fair value hedges are required to be recognized in the condensed consolidated profit and loss accounts, offset by the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are required to be reported in the condensed consolidated statements of total recognized gains and losses and to be recognized in the condensed consolidated profit and loss accounts when the hedged item is recognized in the condensed consolidated profit and loss accounts. FRS 25 will be applied in presenting and disclosing information about all types of financial instruments, both recognized and unrecognized. The adoption of FRS 26 has not had a material impact on the Company’s results of operations. The adoption has had a material impact on the Company’s financial position. The impact is further explained in Note 4 to the condensed consolidated financial statements. Comparatives in the condensed consolidated financial statements have been restated on a basis that is consistent with FRS 26 as adopted on January 1, 2005. The adoption of FRS 25 had no impact on the reported results in the comparative period.

Foreign Exchange Rates

Financial Reporting Standard 23 “Effects of Changes in Foreign Exchange Rates” (“FRS 23”) was also issued in December 2004. The Company also adopted the provisions of FRS 23 at January 1, 2005. FRS 23 prescribes how a company should include foreign currency transactions and foreign operations in their financial statements and how it should translate financial statements into a presentation currency. The adoption of FRS 23 has not had a material impact on the Company’s results of operations or its financial position.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

3. Turnover

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Provision of telecommunication services	£65,249	£57,664	£199,556	£176,008
Long term indefeasible rights to use (“IRU”) agreements	1,195	1,207	3,545	3,666

Total turnover	£66,444	£58,871	£203,101	£179,674

The Company operates as one business segment with turnover derived from two types of third party customers, commercial enterprise and carrier customers located mainly in the UK, and from Group Companies. Commercial enterprise customers are made up of public sector clients, rail industry participants and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located in the UK.

The following represents a summary of turnover by type of customer:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Commercial enterprise	£59,075	£54,175	£176,055	£165,907
Carrier	7,361	4,696	26,446	13,767

	66,436	58,871	202,501	179,674
Group Companies	8	—	600	—

Total turnover	£66,444	£58,871	£203,101	£179,674

4. Accounting policies adopted in the period

(i) FRS 17

The Company adopted FRS 17 for the period commencing January 1, 2005 in place of Statement of Standard Accounting Practice 24 “Accounting for pension costs” (“SSAP 24”). This changes the measurement basis of the pension surplus or deficit of the defined benefit pension schemes of the Company, and the amounts charged or credited to the consolidated profit and loss accounts and the consolidated statements of total recognized gains and losses (“STRGL”). The effect of these changes on the reported results for the three and nine months ended September 30, 2005 and the financial position at September 30, 2005 are highlighted below:

	Three months ended September 30,		Nine months ended September 30,
	2005		2005
	(in thousands)		(in thousands)
	FRS 17	SSAP 24	FRS 17	SSAP 24
Credited/(charged) to the condensed consolidated profit and loss accounts
Operating profit	£(100)	£(100)	£(300)	£(300)
Finance charges, net	60	—	180	—

Net charge before taxation	£(40)	£(100)	£(120)	£(300)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

The loss after taxation under FRS 17 is £0.4 million compared with £0.5 million under SSAP 24 during the three months ended September 30, 2005. Loss after taxation under FRS 17 is £14.5 million compared with £14.6 million under SSAP 24 during the nine months ended September 30, 2005.

	Three months ended September 30,		Nine months ended September 30,
	2005		2005
	(in thousands)		(in thousands)
	FRS 17	SSAP 24	FRS 17	SSAP 24
Credited to the condensed consolidated STRGL
Actuarial gain	£—	£—	£960	£—

Decrease in the recognized losses for the period	£—	£—	£960	£—

	September 30, 2005
	(in thousands)
	FRS 17	SSAP 24
Condensed consolidated balance sheets
Debtors receivable in more than one year	£—	£1,879
Creditors falling due after more than one year	(1,370)	—

(Increase)/decrease in net liabilities	£(1,370)	£1,879

There have been no material changes to the pension schemes’ assumptions since the year ended December 31, 2004.

(ii) FRS 26

The Company adopted FRS 26 for the period commencing 1 January 2005. The objective of this standard is to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Adoption of this standard had a material impact on the Company’s financial position as the cross currency interest rate swap which was recorded at historical cost of nil is now designated as a cash flow hedge under FRS 26 and the Company measures and records the fair value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of the effective portions of the cross currency interest rate swap are reported in the consolidated statements of total recognized gains and losses and recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. Any ineffective portion of the cross currency interest rate swap is recognized as a gain or loss in the consolidated profit and loss accounts in the current period. Adoption of this accounting policy achieves greater consistency with the accounting policy under accounting principles generally accepted in the United States (“US GAAP”). The effect of these changes on the reported results for the three and nine months ended September 30, 2004 and 2005 and the financial position at December 31, 2004 and September 30, 2005 are highlighted below:

There is no impact on the condensed consolidated profit and loss accounts for the three and nine months ended September 30, 2004 and 2005.

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Credited to the condensed consolidated STRGL
Gain on derivative	£—	£221	£—	£3,311

Decrease in the recognized losses for the period	£—	£221	£—	£3,311

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

	December 31, 2004	September 30, 2005
	(in thousands)
Condensed consolidated balance sheets
(Creditors)/debtors falling due within one year	£(488)	£123
(Creditors)/debtors falling due after more than one year	(1,952)	491

(Decrease)/increase in net assets	£(2,440)	£614

5. Taxation on loss on ordinary activities

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Current taxation	£—	£—	£—	£—
Deferred taxation	—	—	—	1,132

Total taxation	£—	£—	£—	£1,132

6. Reconciliation of operating profit to operating cash flows

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Operating profit	£4,219	£7,184	£13,844	£6,762
Loss on disposal of assets	13	—	6	407
Depreciation	11,438	9,081	29,422	26,014
Working capital	1,315	(3,257)	(2,384)	4,161

Net cash inflow from operating activities	£16,985	£13,008	£40,888	£37,344

7. Analysis of changes in net debt

	Cash	Finance leases	Senior Secured Notes	Short term deposits	Total
					(in thousands)
At January 1, 2005	£466	£(39,615)	£(195,335)	£20,727	£(213,757)
Cash flows	21,965	1,639	488	(20,727)	3,365
Other changes	—	(1,608)	(2,889)	—	(4,497)

At March 31, 2005	£22,431	£(39,584)	£(197,736)	£—	£(214,889)
Cash flows	3,608	876	—	—	4,484
Other changes	—	3,811	(4,613)	—	(802)

At June 30, 2005	£26,039	£(34,897)	£(202,349)	£—	(211,207)
Cash flows	8,139	2,246	—	—	10,385
Other changes	—	218	(3,645)	—	(3,427)

At September 30, 2005	£34,178	£(32,433)	£(205,994)	£—	£(204,249)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

8. Restructuring

As a result of the slowdown in the telecommunications industry, the Company’s Board of Directors approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The table below details the movements in the restructuring reserve for the nine months ended September 30, 2005:

	Employee redundancies	Facility Closing	Total
	(in thousands)
Balance at January 1, 2005	£275	£10,097	£10,372
Amounts charged to the profit and loss accounts	—	838	838
Adjustment from unwinding of discount	—	204	204
Utilized in the period	(275)	(815)	(1,090)

Balance at March 31, 2005	£—	£10,324	£10,324
Amounts charged to the profit and loss accounts	—	899	899
Adjustment from unwinding of discount	—	232	232
Utilized in the period	—	(930)	(930)

Balance at June 30, 2005	£—	£10,525	£10,525
Amounts credited to the profit and loss accounts	—	(347)	(347)
Adjustment from unwinding of discount	—	238	238
Utilized in the period	—	(762)	(762)

Balance at September 30, 2005	£—	£9,654	£9,654

The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

9. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. The Company provides capacity and other services on its network to the GC Group, and certain of its personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group.

The costs of these functions and services have been historically allocated on the basis that the GC Group believes is a reasonable reflection of the utilization of each service provided or the benefit received by each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

In connection with its recapitalization during the fourth quarter of 2004, the Company formally entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to document the way in which these relationships are governed and formalize the method of payment for the services. Fees for

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that had previously informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each intercompany agreement, which may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the Company’s senior secured notes or the maturity, redemption or defeasance of the senior secured notes, in each case pursuant to the terms of the indenture governing the notes.

There have been no material changes in the nature of the related party transactions with Group Companies during the nine months ended September 30, 2005. The nature of these transactions is described in the financial statements for the year ended December 31, 2004. The following presents a summary of the total cost of /(income for) the services included in costs of sales and administrative expenses in the condensed consolidated profit and loss accounts for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Corporate Services	£3,058	£(1,086)	£6,457	£3,371
Shared Resources	207	248	651	709
Voice termination services	(2,239)	(555)	(6,077)	(3,587)
Other transactions	1,193	226	1,600	267

	£2,219	£(1,167)	£2,631	£760

The intercompany debtor balances were £3.8 million and £3.6 million and intercompany creditor balances were £5.7 million and £5.0 million at December 31, 2004 and September 30, 2005, respectively.

Effective December 31, 2004, the Company purchased £21.9 million of assets from Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. Bidco purchased these assets from other Group Companies for £21.9 million which represented the net book value of the assets on the date of acquisition. The Company is currently finalizing arrangements, including pricing, with related parties to whom these assets are leased and expects to record operating lease income for the year in the fourth quarter of 2005.

Loans from and to Group Companies

There were no intercompany loans due to or from the Group Companies at December 31, 2004 and September 30, 2005, respectively. The average intercompany loans balances outstanding during the nine months ended September 30, 2004 and 2005 were £277.6 million and £nil, respectively. During the three months ended September 30, 2004 and 2005, the Company repaid £30.4 million and £nil of the loans to Group Companies, respectively.

10. Contingencies

UK Office of Fair Trading

On August 23, 2002, an investigation was commenced by the UK Office of Fair Trading (the “OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement collectively to boycott a location in the UK as a means for the landing of subsea telecommunications cables. The Company responded to that investigation in 2002 denying the allegation.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to those allegations on October 10, 2003. The Company has cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By letter dated December 2, 2004, the OFT informed the Company and others that its investigation is continuing and that it will be issuing a Statement of Objections to a number of parties under investigation. The OFT has not, however, indicated which parties will be receiving such a statement and to date no findings have been made against the Company and the Company continues to deny any wrongdoing. On April 15, 2005, the Company received a request for the production of certain information to which the Company has responded. If the OFT determines that the Company engaged in anti-competitive behavior, the OFT may impose a fine up to a maximum of 10% of the Company’s turnover in this field of activity in the UK for up to three years preceding the year on which the infringement ended.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheet, consolidated profit and loss accounts or consolidated cash flow statements.

11. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. Such differences involve methods for measuring the amounts in the condensed consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between UK GAAP and US GAAP applicable to the Company are quantified and described below.

Condensed consolidated income/(loss) & condensed consolidated equity shareholder’s deficit

The effects of the application of US GAAP on the condensed consolidated loss are set out below:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Profit/(loss), under UK GAAP	£2,866	£(402)	£9,090	£(14,468)
Push down of GCL’s fresh start accounting:
Deferred income	(1,551)	(1,143)	(4,653)	(3,354)
Depreciation and amortization	4,128	3,978	15,293	11,107
Long term IRU agreements	(92)	274	(277)	(274)
Third party services agreements	(332)	—	286	5,679
Restructuring costs	302	203	906	102
Straight line rent	(54)	19	(162)	57
Pensions	—	(80)	—	(240)
Dilapidation provisions	—	90	—	270
Share-based compensation	(235)	(487)	(562)	(1,510)
Income taxes	(1,481)	(2,145)	(6,068)	(3,116)

Net income/(loss), under US GAAP	£3,551	£307	£13,853	£(5,747)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

The effects of the application of US GAAP on the condensed consolidated equity shareholder’s deficit are set out below:

	December 31, 2004	September 30, 2005
	(in thousands)
Restated equity shareholder’s deficit, under UK GAAP (see Note 4)	£(161,565)	£(176,641)
Push down of GCL’s fresh start accounting:
Reset of shareholder’s deficit	1,515	1,515
Deferred income	(6,477)	(9,831)
Depreciation and amortization	20,455	31,562
Long term IRU agreements	(394)	(668)
Third party services agreements	163	5,842
Restructuring costs	5,198	5,300
Straight line rent	56	113
Pensions	(793)	2,886
Dilapidation provisions	(140)	130
Income taxes	(4,690)	(6,120)

Shareholder’s deficit, under US GAAP	£(146,672)	£(145,912)

Condensed consolidated statements of other comprehensive income/(loss)

The following presents the Company’s condensed consolidated statements of comprehensive income/(loss) prepared in accordance with US GAAP:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Net income/(loss), under US GAAP	£3,551	£307	£13,853	£(5,747)
Other comprehensive income/(loss):
Unrealized gain on derivative financial instrument	—	221	—	3,311

Comprehensive income/(loss)	£3,551	£528	£13,853	£(2,436)

There are no material tax effects related to the items included above.

Description of differences

A discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the United States of America is provided in our 2004 Annual Report to holders of the senior secured notes of GC Finance. Other than the adoption of FRS 17 and FRS 26 under UK GAAP in the period there have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

Following the adoption of FRS 17 and FRS 26 in the period, the reconciliation between UK GAAP and US GAAP has been updated as follows:

Pensions

Following the adoption of FRS17, the operating and financing costs of pension and post-retirement plans are recognized separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognized in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognized in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognized in the statement of total recognized gains and losses. The surplus or deficit in the plans is reported within the Group’s net liabilities.

Under US GAAP Statement of Financial Accounting Standard 87 “Employers’ Accounting for Pensions” (“SFAS 87”), the current service cost, the interest cost and the expected return on assets are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortized through operating profit over the average remaining service lives of the employees. Unfunded accrued or prepaid pension costs must be recognized where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets. Further an additional minimum liability must also be recognized. If this liability exceeds the unrecognized prior service cost, the excess is recorded as an increase to shareholder’s deficit, net of tax.

Derivative accounting

Prior to the adoption of FRS 26 the Company recorded its cross currency interest rate swap at historical cost of nil, and disclosed its fair value. Following the adoption of FRS 26 the Company measures and records the fair value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of the effective portions of the cross currency interest rate swap are reported through the statement of total recognized gains and losses and recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. Any ineffective portion of the cross currency interest rate swap is recognized as a gain or loss in the consolidated profit and loss accounts in the current period.

The Company has restated its comparative condensed financial statements for the adoption of FRS 26. Accordingly, there are no differences between the Company’s derivative accounting under UK GAAP FRS 26 and US GAAP Statement of Financial Accounting Standard 133 “Accounting for Derivative Instruments and Hedging Activities”.

Additional US GAAP Disclosures

Share-based compensation

The Company recognized £0.2 million and £0.5 million of non-cash stock related expenses during the three months ended September 30, 2004 and 2005, respectively and £0.6 million and £1.5 million during the nine months ended September 30, 2004 and 2005, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

On June 14, 2005, certain employees of the Company were awarded an aggregate of 17,500 restricted stock units and an aggregate target award of 20,700 performance shares in respect of GCL common stock under the

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

2003 Global Crossing Stock Incentive Plan. The restricted stock units vest on June 14, 2008 and the performance shares vest on December 31, 2007, in each case subject to the continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the maximum financial goal for that opportunity is achieved and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. The total performance share opportunity of each participant in this program comprises three separate award opportunities, with one based on a measure of GCL’s combined 2005 and 2006 earnings, one based on GCL’s cash used and one based on gross margin attributable to GCL’s “Invest and Grow” revenue category.

On March 18, 2005, the Board of Directors of GCL adopted the 2005 Annual Bonus program. As previously disclosed, one-half of the value of any payouts under this program are expected to be paid in unrestricted shares of GCL’s common stock

Classification Difference between UK and US GAAP

The following presents the Company’s condensed consolidated profit and loss accounts in accordance with US GAAP:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands)		(in thousands)
Revenue	£64,589	£57,450	£198,775	£175,519
Operating expenses:
—Cost of revenue (excluding depreciation and amortization, included in other operating expenses below)	(30,895)	(23,236)	(95,053)	(74,915)
—Selling, general & administrative	(27,528)	(21,572)	(80,555)	(78,357)

Operating profit	6,166	12,642	23,167	22,247
Interest expense, net	(1,163)	(7,409)	(4,146)	(21,953)
Other income / (expense), net	29	(2,781)	900	(4,057)

Income/(loss) before income taxes	5,032	2,452	19,921	(3,763)
Income tax expense	(1,481)	(2,145)	(6,068)	(1,984)

Net income/(loss)	£3,551	£307	£13,853	£(5,747)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our Annual Report for the year ended December 31, 2004.

All references in this quarterly report to:

•	“we,” “us,” “our,” the “Company” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries;

•	the “issuer” refer to Global Crossing (UK) Finance Plc, a Company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% dollar-denominated senior secured notes and the 11.75% sterling-denominated senior secured notes guaranteed by us that has had no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned. “Old parent company” or “old parent” refers to Global Crossing Ltd., a company formed under the laws of Bermuda and our parent company’s predecessor;

•	“Bidco,” “our immediate parent” and “our immediate parent company” refer to Global Crossing Bidco Limited, a company organized under the laws of England and Wales and our direct parent company by which we are directly wholly owned and which is indirectly wholly owned by GCL;

•	“group companies” and “GC Group” refers to the group of companies owned directly or indirectly by GCL, including us;

•	“2004 Annual Report” and “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2004 issued to the holders of the senior secured notes of the issuer;

•	“senior secured notes” and “notes” refer to the dollar denominated senior secured notes and the sterling-denominated senior secured notes issued by the issuer on December 23, 2004;

•	“STT Bridge Loan Facility” refers to the senior secured loan facility we entered into in 2004 with an affiliate of Singapore Technologies Telemedia Pte Ltd, or STT, our parent’s controlling shareholder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. Such risks, uncertainties and other important factors include, but are not limited to, statements regarding:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the potential adverse effect on us of a change in financial reporting in accordance with International Financial Reporting Standards, or IFRS;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	we are exposed to contingent liabilities that could result in material losses that we have not reserved against;

•	the level of competition in the marketplace, including the entry of systems integrators to the telecoms markets;

•	slower than anticipated adoption by the industry of next generation products;

•	the fact that our turnover is concentrated in a limited number of customers;

•	insolvency could lead to termination of certain of our contracts;

•	a change of control could lead to the termination of many of our government contracts;

•	the absence of firm commitments to purchase minimum levels of turnover or services in our commercial customer contracts;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the calculation of our onerous lease provision which involves the estimation of receipts from subleases to third parties, including projections of material receipts from subleases to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could turn out to be materially different than we have estimated;

•	the UK Office of Fair Trading’s (“OFT”) investigation into certain allegations of collusive behavior;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur; and

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of Global Crossing Limited.

Third quarter 2005 highlights

During the third quarter, we have maintained our revenue at just below levels we reported in the first and second quarters, with the marginal decline resulting primarily from the continuing run off of the Royal Bank of Scotland contract loss we reported earlier in the year, as well as the contract losses with Her Majesty’s Revenue and Customs (“HMRC”, into which Her Majesty’s Customs and Excise merged) and the Department for Work and Pensions (“DWP”) notified in 2004. Partially counterbalancing this are initial revenues from the previously reported project with the British Council. Those revenues are continuing to grow, and we are seeing additional revenues from other recently signed contracts.

Margin Improvement

Gross profit margins, defined as turnover less cost of sales, increased to 36.7% (£21.6 million) for the third quarter of 2005 compared with 28.7% (£19.1 million) for the same period in 2004. This was primarily a result of certain benefits from retrospectively applied partial private circuit (“PPC”) reclassifications, and the resolution of a dispute related to mobile termination charges. In addition we experienced lower carrier volumes, lower mobile termination rates as a result of the decision of the UK Office of Communications (“Ofcom”) to order mobile phone companies to reduce their charges, and reduced BT line rentals as a result of the wholesale pricing change effected by the move to PPCs. Together these movements have contributed to a reduced access cost for the quarter.

Pricing and Volume Trends

The telecommunications market in the UK remains highly competitive, with pricing pressures starting to extend beyond the market for carrier services. Certain of our long term commercial enterprise contracts provide for periodic price reviews. Other long term contracts only face price reviews at renewal. The cumulative effect is a decline in the amount we can charge for like services. Fortunately, we have succeeded to date in moderating many of these declines through the introduction of additional and new products and services.

The carrier sector remains highly competitive, with ongoing pricing pressure. Revenue from carrier services represented 13.0% and 7.7% of our turnover for the nine months ended September 30, 2004 and 2005 respectively.

Long term contracts

Our business continues to be dominated by longer term contracts, many of which are rolled out over extended periods and are thus difficult to represent solely on a quarterly basis. Individual quarter movements therefore need to be taken into the context of the longer terms which apply to some such contracts.

Customer Wins

The Company secured 199 new orders from new and existing customers during the current quarter including, most recently, a new framework agreement with the Southeast Network for Telecommunications consortium.

Customer Losses

There have been no further significant losses in 2005 other than those previously reported in the first and second quarters.

Industry Consolidation

The Office of Fair Trading has approved the acquisition of Chelys (trading as Energis) by Cable and Wireless, and BSkyB has made an all cash offer to purchase Easynet, primarily for its Broadband Local Loop Unbundling (“LLU”) capabilities in the UK. These acquisitions represent significant steps forward in the consolidation process in the UK telecoms market.

Regulatory

On September 22, 2005, Ofcom published the conclusion of its Telecoms Strategic Review and detailed some 230 undertakings given by BT (the ‘Undertakings’) which involve substantive structural, product and governance changes affecting both its current and future networks. Ofcom has said publicly that the Undertakings will:

1.	allow all communications providers to gain real equality of access to critical BT infrastructure on fair and equal terms, encouraging investment in infrastructure and enabling innovations through multiple services and the increasing deployment of next-generation technology;

2.	lead to lower prices and greater choice of products and services for consumers and businesses; and

3.	help to underpin the UK’s industrial and economic competitiveness in the future.

One specific outcome of the Undertakings is the formation of the Access Services Division of BT (that will be branded ‘openreach’), which will be operated independently from the rest of BT.

These various developments have been broadly accepted in the telecommunications industry as positive.

The impact of the implementation of BT’s 21st Century Network continues to be assessed carefully by our business and we remain of the opinion that this is a positive move forward for the industry, and is supportive to the overall competitive environment.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable UK accounting standards, or UK GAAP, the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and turnover and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statement presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our Annual Report for the year ended December 31, 2004, as management believes there have been no significant changes regarding our critical accounting policies since such time, except for our policy related to pensions.

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The Company previously accounted for retirement benefits in accordance with, Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (“SSAP 24”). The Company adopted the provisions of Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”) on January 1, 2005. Under US GAAP, pensions are accounted for in accordance with Statement of Financial Accounting Standard 87 “Employers’ Accounting for Pensions” (“SFAS 87”).

FRS 17 replaces the use of the actuarial values for assessing pension costs under SSAP 24 in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, FRS 17 requires that the profit and loss account shows the relatively stable ongoing service cost, the expected return on assets and the interest on the liabilities. Differences between expected and actual returns on assets, and the impact on the liabilities of changes in the assumptions, are reflected in the statement of total recognized gains and losses.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually for FRS 17 and SFAS 87, which differs from the triennial reviews used under SSAP 24. While we believe that the assumptions we use are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

International Financial Reporting Standards

We intend to provide consolidated financial statements in accordance with IFRS for our annual report for the year ending December 31, 2005. We have initiated a project to manage the transition from UK GAAP to IFRS and have begun the process of interpreting the applicable accounting standards, setting our future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not in a position to quantify the full effect of the differences between UK GAAP and IFRS on our results or financial position. We intend to provide full reconciliations between UK GAAP and IFRS as part of our 2005 annual report.

Recently Adopted UK GAAP Accounting Standards

The Company adopted the provisions of FRS 17 on January 1, 2005. Upon adoption, the Company is required to recognize the value of the defined benefit pension scheme assets at fair value and recognize actuarial gains and losses immediately through the consolidated statements of total recognized gains and losses included in item 1. The impact of FRS 17 is further explained in Note 4 to the unaudited condensed consolidated financial statements. Given the immateriality of the cumulative adjustments and of their individual impacts on each of the relevant prior periods, and the significant cost of achieving audited financial statements which reflect a retroactive adoption of FRS 17 through restatement for the comparative years ended December 31, 2002 and 2003, the Company has not restated prior periods. The consolidated financial statements for the year ended December 31, 2005 will be prepared on the basis of IFRS.

Financial Reporting Standard 26 “Financial Instruments: Measurement” (“FRS 26”) and Financial Reporting Standard 25 “Financial Instruments: Disclosure and Presentation” (“FRS 25”) were issued in December 2004. The Company adopted the provisions of FRS 26 and FRS 25 at January 1, 2005. Upon adoption of FRS 26, the Company was required to record its derivative instruments at fair value as either assets or liabilities on its balance sheets. Changes in the fair values of derivative instruments that are not designated as hedges and/or any ineffective portion of hedges are required to be recognized in the Company’s consolidated profit and loss accounts in the current period. Changes in the fair values of the derivative instruments used effectively as fair value hedges are required to be recognized in the consolidated profit and loss accounts, offset by the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are required to be reported in the consolidated statements of total recognized gains and losses and to be recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. FRS 25 will be applied in presenting and disclosing information about all types of financial instruments, both recognized and unrecognized. The adoption of FRS 26 has not had a material impact on the Company’s results of operations. The adoption has had a material impact on the Company’s financial position. The impact is further explained in Note 4 to the unaudited condensed consolidated financial statements included in item 1. Comparatives in the condensed consolidated financial statements have been restated on a basis that is consistent with FRS 26 as adopted on January 1, 2005. The adoption of FRS 25 had no impact on the reported results in the comparative period.

Financial Reporting Standard 23 “Effects of Changes in Foreign Exchange Rates” (“FRS 23”) was also issued in December 2004. The Company also adopted the provisions of FRS 23 at January 1, 2005. FRS 23 prescribes how a company should include foreign currency transactions and foreign operations in their financial statements and how it should translate financial statements into a presentation currency. The adoption of FRS 23 has not had a material impact on the Company’s results of operations or its financial position.

Trends and Factors Affecting Future Results

We believe that the most important factor affecting our future results will be our ability to retain our existing customers, particularly our large commercial enterprise customers. We have long-term contracts with many of our commercial enterprise customers, and our ability to renew those contracts at acceptable margins will be key to our financial success. Growing our relationships with our existing and new customers and migrating them to IP-based platforms are other important success factors.

We have seen revenues decline in the nine months to September 30, 2005, principally driven by previously reported terminations by BT and Royal Bank of Scotland of their voice and data services respectively, and previously reported declines in HMRC and DWP. These have caused our rate of revenue attrition to be higher for this period than we have tended to experience historically.

We are experiencing pricing pressure in both the carrier sector and the commercial enterprise sector. Our strategy for addressing this pressure is an important factor for our financial success. We are taking mitigating measures by focusing our strategy on selling higher margin products and services to our customers with the aim of retaining revenue and margins, including with existing customers and on contract renewals.

We believe that a key success factor in acquiring new customers will be our ability to build cooperative relationships with system integrators, or SIs. Commercial organizations are increasingly considering the use of SIs to coordinate or manage the outsourcing of their telecommunications services. SIs have assisted us in pursuing new customers and have allowed us to bundle our services with the equipment or applications that they provide. We currently serve several very large customers through SI relationships and we will continue improving our ability to partner with successful SIs in order to win customers.

Relationship with Our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with Group companies during the nine months ended September 30, 2005. See “Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2004 Annual Report.

Financial Relationships

Since the second quarter of 2003, we have periodically upstreamed a portion of our positive cash flow to our parent company and its affiliates to repay loans due to our immediate parent company, Bidco. By the end of 2004, there were no inter-company loans outstanding as a result of a combination of repayments and waivers. For a more detailed description of this, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing” in our 2004 Annual Report.

We expect that we will, from time to time, upstream cash to our parent and other Group companies, subject to the restrictions in the covenants in the indenture governing our senior secured notes (“indenture”) and as permitted by English law.

Our parent’s ability to fund its business plan is subject to certain risks and uncertainties. See “Key Information—Risk Factors” of our 2004 Annual Report. Based on current business projections, our parent company expects it will have sufficient liquidity available to fund its operations until the point in time during the second half of 2006 when it expects to start generating positive cash flow.

Results of Operations for the three months ended September 30, 2004 and 2005

The following table summarizes our profit and loss accounts for the three months ended September 30, 2004 and 2005.

	Three months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Turnover	£66,444	£58,871	£(7,573)	(11.4)%
Cost of sales	(47,345)	(37,291)	10,054	21.2%

Gross profit	19,099	21,580	2,481	13.0%

Operating expenses:
Distribution costs	(2,292)	(2,215)	77	3.4%
Administrative expenses	(12,588)	(12,181)	407	3.2%

	(14,880)	(14,396)	484	3.3%

Operating profit	4,219	7,184	2,965	70.3%
Finance charges, net	(1,353)	(7,586)	(6,233)	(460.7)%
Taxation on profit/(loss) on ordinary activities	—	—	—	—

Profit/(loss) for the period	£2,866	£(402)	£(3,268)	NM

NM – not meaningful

The following table presents our profit and loss accounts, for the three months ended September 30, 2004 and 2005, as a percentage of turnover:

	Three months ended September 30,
	2004	2005
Turnover	100%	100%
Cost of sales	(71.3)%	(63.3)%

Gross profit	28.7%	36.7%

Distribution costs	(3.5)%	(3.7)%
Administrative expenses	(18.9)%	(20.8)%

	(22.4)%	(24.5)%

Operating profit	6.3%	12.2%
Finance charges, net	(2.0)%	(12.9)%
Taxation on profit/(loss) on ordinary activities	0.0%	0.0%

Profit/(loss) for the period	4.3%	(0.7)%

Turnover

	Three months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Commercial enterprise	£59,075	£54,175	£(4,900)	(8.3)%
Carrier	7,361	4,696	£(2,665)	(36.2)%
Inter-company	8	—	£(8)	NM

Total	£66,444	£58,871	£(7,573)	(11.4)%

NM – not meaningful

The overall decrease in commercial enterprise turnover in the third quarter of 2005 compared with the same period in 2004 was primarily due to decreases in turnover from BT and the Royal Bank of Scotland who discontinued their voice and data services, respectively, with us from the end of 2004. We have also experienced a decline in turnover from HMRC and the DWP due to their transition to alternative service providers. These turnover decreases were partially offset by an increase in revenue streams from several of our other key commercial enterprise customers, including those managed under the Managed Telecoms Services agreement within the UK Governments Central purchasing agency, OGCbuying-solutions, Fujitsu and our new contract with the British Council.

The primary reason for the decrease in carrier turnover was as a result of the downsizing of our carrier voice business through pricing actions designed to improve gross margins.

Cost of Sales

	Three months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Cost of access	£25,997	£16,199	£(9,798)	(37.7)%
Customer-specific costs(1)	5,151	7,132	1,981	38.5%
Depreciation and amortization	11,149	9,629	(1,520)	(13.6)%
Third-party maintenance	5,048	4,331	(717)	(14.2)%

	£47,345	£37,291	£(10,054)	(21.2)%

(1)	For operating leases and cost-plus arrangements only.

The decrease in our cost of sales is primarily attributable to our ability to manage our access costs, decreasing them to 27.5% of turnover from 39.1% of turnover for the three month periods ended September 30, 2005 and September 30, 2004 respectively. This change resulted mostly from certain benefits from retrospectively applied PPC reclassifications, and the resolution of a dispute related to mobile termination charges. In addition, we experienced lower carrier volumes, lower mobile termination rates as a result of the decision of Ofcom to order mobile phone companies to reduce their charges, and reduced BT line rentals as a result of the wholesale pricing change effected by the move to PPCs. Decreases in depreciation and amortization were largely as a result of assets having reached the end of their useful lives. Third-party maintenance costs were lower in the three months ended September 30, 2005 compared with the same period in 2004 due the successful replacement of certain contracts that expired in 2004 and 2005. Customer-specific costs increased primarily as a result of a one time credit note received in September 2004.

Operating Expenses

Distribution Costs

	Three months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£2,249	£2,160	£(89)	(4.0)%
Other	20	2	(18)	(90.0)%
Advertising and marketing	23	53	30	130.4%

	£2,292	£2,215	£(77)	(3.4)%

Distribution costs decreased slightly overall.

Administrative Expenses

	Three months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£5,897	£6,427	£530	9.0%
Professional services	542	1,545	1,003	185.1%
Office expenses and facilities costs	3,943	3,034	(909)	(23.1)%
Depreciation	236	401	165	69.9%
Foreign exchange movements	(41)	2,777	2,818	NM
Management fee	3,275	(847)	(4,122)	NM
Restructuring charges	(915)	(1,216)	(301)	(32.9)%
Other	(349)	60	409	NM

	£12,588	£12,181	£(407)	(3.3)%

NM – not meaningful

The decrease in our administrative expenses in the third quarter of 2005 compared with the same period in 2004 was in part due to reductions in our management fees, office costs and restructuring charges. Our management fee (comprising costs charged under the corporate services and shared services agreements) was a net credit in the third quarter of 2005 as compared with a charge in the same period in 2004 because of the receipt in the current quarter of a credit for £3.0 million relating to the 2004 fee. Office expenses and facilities costs were lower in the three months ended September 30, 2005 compared to the same period in 2004 mainly due to lower Scottish rates assessment in the current quarter than had been previously accrued. Due to the changes in some of our assumptions in the third quarter of 2005, there was a larger net credit to restructuring compared to the same period in 2004, whereas there were no changes to assumptions in 2004 until the final quarter. These decreases were largely offset by foreign exchange charges and increases in our professional fees. Unfavorable movements in foreign exchange rates resulted in a £2.9 million unrealized foreign exchange loss on our dollar-denominated bonds in the three months to September 30, 2005, as compared with an unrealized foreign exchange loss of £nil on non-sterling denominated inter-company balances during the same period in 2004. We also incurred additional professional services costs, largely audit, accounting consultancy and legal fees, during the three months ended September 30, 2005, some of which were one-time in nature, due to preparations for our increased reporting requirements and the completion of the exchange offers.

Finance Charges, net. The increase in the third quarter of 2005 compared with the same period in 2004 was primarily due to £6.1 million of interest associated with the senior secured notes which were issued on December 23, 2004, as compared with three months of interest on the STT Bridge Loan Facility that was outstanding at September 30, 2004.

Taxation on loss on ordinary activities. The Company recorded no current or deferred tax for the three months ended September, 2004 and 2005.

Results of Operations for the nine months ending September 30, 2004 and 2005

The following table summarizes our profit and loss accounts for the nine months ended September 30, 2004 and 2005.

	Nine months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Turnover	£203,101	£179,674	£(23,427)	(11.5)%
Cost of sales	(145,286)	(116,402)	28,884	19.9%

Gross profit	57,815	63,272	5,457	9.4%

Operating expenses:
Distribution costs	(7,524)	(7,262)	262	3.5%
Administrative expenses	(36,447)	(49,248)	(12,801)	(35.1)%

	(43,971)	(56,510)	(12,539)	(28.5)%

Operating profit	13,844	6,762	(7,082)	(51.2)%
Finance charges, net	(4,754)	(22,362)	(17,608)	(370.4)%
Taxation on profit/(loss) on ordinary activities	—	1,132	1,132	NM

Profit / (loss) for the period	£9,090	£(14,468)	£(23,558)	NM

NM – not meaningful

The following table presents our profit and loss accounts, for the nine months ended September 30, 2004 and 2005, as a percentage of turnover:

	Nine months ended September 30,
	2004	2005
Turnover	100.0%	100%
Cost of sales	(71.5)%	(64.8)%

Gross profit	28.5%	35.2%

Distribution costs	(3.8)%	(4.0)%
Administrative expenses	(17.9)%	(27.5)%

	(21.7)%	(31.5)%

Operating profit/(loss)	6.8%	3.7%
Finance charges, net	(2.3)%	(12.4)%
Taxation on profit/(loss) on ordinary activities	0.0%	0.6%

Profit/(loss) for the period	4.5%	(8.1)%

Turnover

	Nine months ended September 30,
	2004	2005	Change	% Change
		(in thousands)
Commercial enterprise	£176,055	£165,907	£(10,148)	(5.8)%
Carrier	26,446	13,767	(12,679)	(47.9)%
Inter-company	600	—	(600)	100.0%

Total	£203,101	£179,674	£(23,427)	(11.5)%

The overall decrease in commercial enterprise turnover in the first nine months of 2005 compared with the same period in 2004 was primarily due to decreases in turnover from BT and Royal Bank of Scotland who discontinued their voice and data services, respectively, with us from the end of 2004. We have also experienced a decline in turnover from HMRC and the DWP due to their transition to alternative service providers. These turnover decreases were partially offset by an increase in revenue streams from several of our other key commercial enterprise customers including those managed under the Managed Telecom Services agreement with OGCbuying.solutions, Fujitsu and our new contract with the British Council.

The primary reason for the decrease in carrier turnover was as a result of the downsizing of our carrier voice business through pricing actions designed to improve gross margins for this part of our business.

Cost of Sales

	Nine months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Cost of access	£74,750	£54,394	£(20,356)	(27.2)%
Customer-specific costs(1)	21,076	20,969	(107)	(0.5)%
Depreciation and amortization	34,113	27,717	(6,396)	(18.8)%
Third-party maintenance	15,347	13,322	(2,025)	(13.2)%

	£145,286	£116,402	£(28,884)	(19.9)%

(1)	For operating leases and cost-plus arrangements only.

The decrease in our cost of sales is primarily attributable to our continuing ability to manage our access costs, decreasing them from 36.8% of turnover to 30.3% of turnover when comparing the nine month periods ended September 30, 2004 and 2005 respectively. This change resulted mostly from certain benefits from retrospectively applied PPC reclassifications, and the resolution of a dispute related to mobile termination charges. In addition, we experienced lower carrier volumes, lower mobile termination rates as a result of the decision of Ofcom to order mobile phone companies to reduce their charges, and reduced BT line rentals as a result of the wholesale pricing change effected by the move to PPCs. Third-party maintenance costs were lower in the nine months ended September 30, 2005 compared with the same period in 2004 due to the successful replacement of certain contracts that expired in 2004 and 2005. The slight reduction in customer-specific costs is primarily attributable to the loss of a carrier revenue contract together with the cessation of an operating lease. These were partially offset by the receipt in September 2004 of a one time credit note. Decreases in depreciation and amortization occurred because of the write-off of excess connections costs during the nine months ended September 30, 2004 and because certain assets have reached the end of their useful lives.

Operating Expenses

Distribution Costs

	Nine months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£7,373	£6,846	£(527)	(7.1)%
Other	82	35	(47)	(57.3)%
Advertising and marketing	69	381	312	452.2%

	£7,524	£7,262	£(262)	(3.5)%

The reduction in our distribution costs was due to reduced staffing levels and lower bonuses partially offset by higher agency commission fees paid to third parties for the introduction of customers.

Administrative Expenses

	Nine months ended September 30,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£18,537	£19,496	£959	5.2%
Professional services	1,575	3,537	1,962	124.6%
Office expenses and facilities costs	11,988	12,492	504	4.2%
Depreciation	927	1,125	198	21.4%
Foreign exchange movements	(871)	9,967	10,838	NM
Management fee	7,108	4,071	(3,037)	(42.7)%
Restructuring charges	(2,513)	(1,224)	1,289	51.3%
Other	(304)	(216)	88	28.9%

	£36,447	£49,248	£12,801	35.1%

NM – not meaningful

The increase in our administrative expenses in the first nine months of 2005 compared to the same period in 2004 was primarily due to unfavorable movements in foreign exchange rates resulting in a £9.7 million unrealized foreign exchange loss on our dollar-denominated senior secured notes during 2005, as compared with a foreign exchange gain on non-sterling denominated inter-company balances during the same period in 2004. Our office and facilities costs increased because of rent reviews on several of our properties and higher building maintenance costs in 2005, both of which are partially offset by an increased Scottish rate assessment credit received when compared to the previous year. We also incurred additional professional services costs, largely audit and consulting fees, during the nine months ended September 30, 2005, some of which were one-time in nature, due to preparation for our increased external reporting requirements. There was also a reduction in the credits related to restructuring due to changes made to our restructuring assumptions in the nine months to September 30, 2005, whereas there were no changes to assumptions in 2004 until the final quarter. These increases were partially offset by decreases in our management fees. The management fee (comprising costs charged under the corporate services and shared services agreements) was lower in 2005 compared with the same period in 2004 due to overhead cost cutting at corporate level.

Finance Charges, net. The increase in the first nine months of 2005 compared to the same period in 2004 was primarily due to £18.5 million of interest associated with the senior secured notes which were issued on December 23, 2004. This was partially offset by a decrease in interest on finance leases as a result of a decreased number of finance leases in 2005 and interest on the STT Bridge Loan Facility that was outstanding at September 30, 2004.

Taxation on loss on ordinary activities. For the nine months ended September 30, 2005, the Company recorded an increase to its deferred tax asset of £1.1 million. No current tax provision or deferred tax asset was recognized in the nine months ended September 30, 2004 due to the Company’s history of losses and uncertainty at that date of future taxable profits.

Liquidity and Capital Resources

At September 30, 2005, we had net current assets of £7.2 million which included cash at bank and in hand and short term cash deposits of £34.2 million, as compared with net current assets of £10.3 million which included cash at bank and in hand and short term cash deposits of £21.2 million, at December 31, 2004.

Our liquidity requirements arise primarily from capital expenditures, interest expense, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. Accordingly, we have periodically upstreamed a portion of our cash on hand and excess cash to our parent company and its affiliates, aggregating £99.6 million during the nine months ended September 30, 2004 and £nil during the nine months ended September 30, 2005 due to the restrictions placed on us by the indenture. We expect that we will, from time to time, upstream cash to our parent and other group companies. In view of the losses that we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent are likely to be by way of inter-company loan. The terms of any inter-company loan made by us to our parent or its subsidiaries will be determined by our board of directors, in light of the restrictions in the indenture covenants and our ongoing liquidity requirements. The terms of the senior secured notes permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture.

Cash Flow

Net Cash Flow from Operating Activities

Our cash inflow from operating activities was £37.4 million and £40.9 million for the nine months ended September 30, 2005 and 2004 respectively. Our cash inflow before changes in working capital was £33.2 million and £43.3 million for the nine months ended September 30, 2005 and 2004, respectively. These were impacted primarily by the change in operating profit after adding back certain non-cash items. In the first nine months of 2005, working capital generated £4.2 million of cashflow compared with £2.4 million usage in the first nine months of 2004. This was largely due to improved collection of outstanding receivables. However, changes in operating assets and liabilities are subject to significant variability from quarter to quarter depending on the timing of operating cash receipts and payments together with customer billing cycles and supplier invoicing.

Returns on Investment and Servicing of Finance

We pay interest on our finance leases and senior secured notes and receive interest income on our cash balances and on our own finance leases. Interest expense fluctuates from period to period as additional assets are covered by our finance leases and as current leases expire. We paid our first interest installment (£11.6 million) to holders of our senior secured notes in June 2005.

Capital Expenditure

Capital expenditure in the first nine months of 2005 (£7.2 million) was in line with expenditure in the first nine months of 2004 (£6.5 million).

We continue to pursue a focused and disciplined capital expenditure program. We maintain, enhance and upgrade our existing network assets in order to improve and extend our services, and in order to meet our customer requirements. The majority of our capital expenditure is success based and is tied directly to supporting revenue (for example, investments in customer premises equipment). The remaining capital expenditure is directed at the general enhancement, upgrade and maintenance of our network.

It is possible that we could see an increase in our capital expenditures as a result of the impact of BT’s 21st Century Network rollout, technological innovations implemented by our competitors, demands from our existing customers, extensions to our product and services portfolio, and some specific customer requirements for major projects.

Capital projects underway this year include our implementation of SAP, security accreditation of our Customer Network Operations Centre and related products, the refresh and renewal of the Ericsson and Siemens switching platforms and the completion of a High Speed Transmission Network which connects key cities in the UK.

Financing

We finance our operations out of operating cash flows, finance leases and, in the past, loans from group companies. As our business continued to generate surplus cash in the first nine months of 2004, we were able to repay £99.6 million of those loans, contributing to a net financing cash outflow of £58.6 million in that period. During the third quarter of 2004, we also drew down £43.9 million under the STT Bridge Loan Facility. All inter-company loans were either repaid or waived by the end of 2004 and the only financing movements during the first nine months of 2005 have been related to finance leases, leading to a net financing outflow of £5.1 million.

Indebtedness

At September 30, 2005, we had £206.0 million of outstanding indebtedness related to the senior secured notes, which were issued on December 23, 2004. We did not incur any new indebtedness during the nine months ended September 30, 2005. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, of our 2004 Annual Report for a description of the senior secured notes. We are in compliance with all covenants under the indenture for the senior secured notes.

Inter-company Debt

Prior to the year ended December 31, 2002, we funded our operations primarily through loans and cash advances from our parent and Bidco. These loans did not bear interest but were payable on demand. At December 31, 2003, the balance under these loans was £328.9 million. Throughout 2004, we made periodic repayments on these loans from cash on hand and operating cashflow (£73.0 million), proceeds from the STT Bridge Loan Facility (£68.6 million) and from the notes (£122.7 million). Inter-company trading debts due to the company of £3.6 million were assigned against the loan and the balance remaining (£61.0 million) was waived resulting in a zero balance as at December 31, 2004 and September 30, 2005. Inter-company trading receivable and payable balances are outstanding at December 31, 2004 and September 30, 2005 as shown on the condensed consolidated balance sheets in item 1.

Lease Obligations

Our lease obligations consist of finance leases and operating leases. We have four finance leases, the largest with Network Rail, which covers fiber and equipment on the rail network. The total liability due under this lease is £24.2 million and has decreased by £5.3 million in the nine months to the end of September 2005. The other three finance leases have a total of £8.2 million outstanding and cover voice equipment supporting various customers in addition to our own private branch exchanges.

Our operating leases cover both leases of real estate property and leases of equipment. The real estate property leases require us to make payments aggregating approximately £80.4 million through 2025. This amount excludes future commitments in respect of 1 London Bridge office space. We are in the process of concluding a 6.5 year lease for this central London property, where the total lease commitment is expected to be approximately £3.0 million. The additional annual rental costs associated with this property will be more than offset by income received from subleasing existing office space. Substantially all of the remaining operating lease obligations relate to voice equipment.

Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

Due to the adoption of FRS 26 on January 1, 2005, our five-year cross currency interest rate swap transaction is recorded as an asset on our balance sheet.

Contractual Obligations

There has been no material change to our contractual cash commitments during the nine months ended September 30, 2005.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include many aspects of internal control over financial reporting.

Although not currently required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report we have evaluated the effectiveness of our disclosure controls and procedures. As part of such review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group and have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of September 30, 2005 due to deficiencies in internal control over financial reporting. These deficiencies, which were previously identified as material weaknesses in internal control over financial reporting as of December 31, 2004 in our parent’s Amendment No. 1 on Form 10-K/A filed on April 28, 2005, can be summarized as follows: (i) GCL did not maintain appropriate control over non-routine processes, estimation processes and account reconciliations in the overall financial close process and (ii) GCL did not maintain appropriate control over the estimation processes for the allowances for bad debt and sales credits.

As we are subject to a shared control environment with GCL, certain aspects of the above-described control issues that apply to GCL also apply to us,while certain aspects of our internal control environment related to the preparation of our financial statements under UK GAAP, or IFRS when implemented, which may have material weaknesses, are not shared with GCL.

Although GCL, with our participation, has completed implementation of most of the measures necessary to remediate the material weaknesses as summarised below where relevant to us and we have implemented measures to improve the control environment related to the production of our UK GAAP or IFRS financial statements, it is not expected that testing of the controls will be completed until the fourth quarter of 2005, and it is not believed that, as of September 30, 2005, the new measures had been in operation for a sufficient period of time to ensure the remediation of these material weaknesses.

Please refer to our parent company’s annual report for 2004 filed on Form 10-K/A and quarterly reports filed for the first, second and third quarters of 2005 filed on Form 10-Q for further descriptions of the material weaknesses that we and the other members of the GC Group share and a description of the remediation plans. Please refer to our 2004 annual report to holders of our senior secured notes for a further description of material weaknesses and other matters affecting our internal and disclosure controls.

As disclosed in our report on form 6-K for the 3 months ended June 30, 2005, during the second quarter 2005 financial close process, we identified a £2.8 million overstatement of depreciation expense in our UK GAAP financial statements for the three months ended March 31, 2005. This was due to erroneous formulae contained in an electronic spreadsheet used to calculate the depreciation expense of certain impaired assets and reflected a failure to maintain appropriate control over non-routine processes in the overall financial close process. In connection with our review of these depreciation charges, we also noted that spreadsheets summarizing underlying historical fixed asset impairment data were not being appropriately maintained. We have implemented additional controls to ensure that such spreadsheets are appropriately maintained and reviewed by senior level accountants for accuracy. Additionally, we are implementing an SAP enterprise software application and database as the financial system of record with effect from January 1, 2006, thus substantially reducing reliance on manual spreadsheets, including those related to depreciation charges.

Changes in Internal Control Over Financial Reporting

During the third quarter of 2005, GCL, with our participation, implemented significant enhancements to its internal control over financial reporting. Those enhancements that were relevant to us include the following:

•

Internal communication procedures within the finance organization as well as throughout the Company, and with group companies have been improved, to ensure that significant issues are communicated to the accounting department. We have established recurring meetings to review accounting issues internally with senior accounting personnel, including GCL’s Chief Accounting Officer.

•	Additional senior management review processes have been implemented for routine and non-routine transactions impacting our financial statements.

•	Additional supervisory review procedures have been established to ensure that account reconciliations and amounts recorded are substantiated by detailed and contemporaneous documentary support.